Exhibit 99.1

Guardforce AI Enters into Warrant Exercise Transaction
for $1.33 Million in Gross Proceeds

NEW YORK, NY / July 12, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, announced today that it has entered into agreements with several accredited investors that are existing holders of its private warrants, wherein the investors agreed to exercise 5,581,918 outstanding warrants (the “Existing Warrants”) to purchase an aggregate of 5,581,918 ordinary shares for cash, at an exercise price reduced by the Company from $1.15 per share to $0.238 per share. In consideration for the immediate exercise of the Existing Warrants for cash, the Company will issue one-half (1/2) of an ordinary share (the “Share Consideration”) for each warrant exercise. As a result, the exercising holders will receive approximately 2,790,959 ordinary shares. These Existing Warrants were previously issued in a private placement, which closed in January 2022.

The gross proceeds of the exercise of the Existing Warrants to the Company are expected to be approximately $1.33 million and the net proceeds of the exercise of the Existing Warrants to the Company, after deducting estimated expenses and fees, are expected to be approximately $1.23 million.

EF Hutton, division of Benchmark Investments, LLC, acted as warrant inducement agent and financial advisor in connection with the transaction.

The issuance of the ordinary shares upon exercise of the Existing Warrants was conducted pursuant to the Company’s registration statements on Form F-3, previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on February 9, 2022. The ordinary shares issued pursuant to the Share Consideration were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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